AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES

This  document  sets  forth,  as  required  by  Rule   63-3(T)(b)(12)(ii),   the
administrative procedures that will be followed by American United Life Insurance Company(R) ("AUL") in connection with the issuance of its Modified Single Premium Variable Life Insurance policy (the "Policy"), the transfer of assets held thereunder, and the redemption by Policy Owners of their interests in said Policies.

                       TRANSFER AND REDEMPTION PROCEDURES

I.     PURCHASE AND RELATED TRANSACTIONS

       A.     PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

              The Policy permits the Owner to pay a large single premium and additional premiums subject to restrictions. The initial Face Amount for the Policies will not be the same for all Policy Owners as the amount of the is based upon the Insured's Age, premium class and the Initial Premium of the Policy. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Policy Owners, but recognize that premiums must be based upon factors such as age, health or occupation.

       B.     APPLICATION AND INITIAL PREMIUM PROCESSING

              Upon receipt of a completed application, AUL will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A policy will not be issued and consequently a Policy Issue Date established, until this underwriting procedure has been completed.

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              If a premium is submitted with the Policy  application,  insurance coverage  will  begin  immediately  if  the  proposed  Insured  is
              insurable  at  a  standard  rate  under  a   conditional   receipt
              agreement. Otherwise, insurance coverage will not begin until the Policy's Issue date.

              If a premium is not paid with the application, insurance coverage will begin and the Policy will be effective on the later of the Policy Issue Date or the date the initial premium is received.

       C.     PREMIUM ALLOCATION

              In the application for a Policy, the Policy Owner can allocate the initial premium among the Investment Accounts. AUL will generally allocate the net initial premium to our general account. At a later date, the value of the Policy Owner's interest in the general account will be allocated to the Investment Accounts in accordance with the Policy Owner's instructions in the application for insurance. An allocation to any Investment Account must be at least 1% in whole percentages.


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      D.     POLICY LOANS

              A Policy Owner may obtain a cash loan from AUL, which is secured by the Policy, any time after the "Right to Examine" period while the policy is not in the grace period. The maximum amount of a new loan is:
              1.    90% of the Account Value; less
              2.    any loan interest due on the next Policy Anniversary; less
              3.    any applicable Surrender Charges; less
              4.    any existing loans and accrued loan interest.

              The amount of each loan will be transferred on a pro rata basis from each of the Investment Accounts (unless the Policy Owner specifies otherwise) to the Loan Account. The Loan Account is a mechanism used to ensure that any outstanding loans and loan interest remain fully secured by the policy values.

              LOAN INTEREST

              Interest will accrue daily on the indebtedness at the Policy Loan Interest Rate indicated in the Policy .

              PREFERRED LOANS

              Beginning in the eleventh Policy Year, a preferred loan may be made available by AUL. The amount available for a Preferred Loan is the amount by which the Cash Value exceeds total premiums paid. The maximum amount available for a preferred loan may not exceed the maximum loan amount.

              CREDITED INTEREST

              During the first ten Policy Years, any amounts in the Loan Account will be credited with interest at a rate equal to the Policy Loan Rate, minus 2%, but never less than 4%. For Policy Years 11 and beyond, the Loan Account will be credited with interest at a rate equal to the Policy Loan Rate, minus 1%, but never less than 4%. The Preferred Loan amount will be credited at a rate equal to the Policy Loan Rate, but never less than 4%.

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              LOAN REPAYMENTS

              If loan interest is not paid when it is due, AUL will make a transfer from the Investment Accounts into the Loan Account as collateral for the interest due. The amount transferred is the amount by which the interest due exceeds the interest which has been credited on the Loan Account. The transfer is made from each account in proportion to the amount in the account.

              A loan may be paid in full or in part at any time while this policy is in force and the Insured is alive. When a loan repayment is made, the amount of the Loan Account equivalent to the amount of loan repayment is transferred to the Investment Accounts based on the current premium allocation.

              TERMINATION DUE TO EXCESSIVE INDEBTEDNESS

              A loan may affect the length of time the Policy remains in force. The Policy will lapse when Net Cash Value is insufficient to cover the monthly deduction against the Policy and the minimum payment required is not made during the 61 day grace period.

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              EFFECT OF LOANS ON ACCOUNT VALUE

              A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Policy values because the investment results of the Investment Accounts of the Separate Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Accounts while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans may increase the potential for lapse if investment results of the Investment Accounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Policy to terminate.

II.    TRANSFER AMONG INVESTMENT DIVISIONS

       The Separate Account currently has 16 Investment Accounts, each of which invests in shares of an open-end diversified management investment company registered with the SEC. At any time after the "Right to Examine Period", the Policy Owner may transfer value among the Investment Accounts. AUL reserves the right to limit the size of transfers, remaining balances and to limit the number and frequency of transfers.

       A transfer between the Loan Accounts and the Separate Account incident to the repayment or making of a loan under the Policy will not be considered a transfer. A transfer from the general account at the end of the Right to Examine Period or a transfer arising because of a substitution of securities by AUL will also not be considered a transfer. Currently transfers through the Portfolio Rebalancing Plan or Dollar Cost Averaging Program will not count against the limited number of transfers.

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III.   "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

       A.     SURRENDER FOR NET CASH VALUE

              At any time after the end of the "Right to Examine" period, you may surrender part of this policy for cash by Proper Notice to us. The minimum amount of any Partial Surrender is shown in the Policy. The amount surrendered is deducted from the Account Value, and therefore also reduces the Cash Value. The deduction will be made from the Investment Accounts in proportion to the amounts in each account, unless specific Accounts are requested.

              The Face Amount will be reduced in proportion to the reduction in the Account Value resulting from the Partial Surrender. The remaining Account Value must be at least equal to the minimum Account Value shown in the Policy.

              At any time after the Right to Examine Period and while the Policy is in force, the Policy Owner may completely surrender the Policy by submitting Proper Notice to us. The surrender payment from the Investment Accounts will generally be made within seven days after AUL receives Proper Notice, unless payment is postponed pursuant to the relevant provision of the Investment Company Act of 1940. The surrender payment will equal the Policy Owner's Net Cash Value.

       B.     BENEFIT CLAIMS

              As long as the Policy remains in force, AUL will generally pay the Death Proceeds to the named Beneficiary within seven days after receipt of due proof of death of the Insured unless the Policy is contested. Payment of the Death Proceeds may be postponed as permitted pursuant to the relevant provisions of the Investment Company Act of 1940.

              The Death Benefit Proceeds equal the Death Benefit in force as of the end of the Valuation Period during which death occurs less all outstanding loans and loan interest plus any benefits provided by rider payable at Insured's death.

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              If the Insured dies during the grace period,  the proceeds paid on death will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by the rider, less any outstanding loan and loan interest and less overdue Monthly Deductions as of the date of death.

              In lieu of payment of the death proceeds in a single sum, an election may be made to apply all or a portion of the proceeds under one of the settlement options described in the Policy or the election may be made by the Policy Owner during the Insured's lifetime. The Beneficiary may make or change an election of settlement option unless the Policy Owner has made an irrevocable election.

       C.     POLICY LAPSATION

              The grace period begins on the Monthiversary when the Net Cash Value is less than the Monthly Deduction. This policy goes into default at the start of the grace period. The grace period is a 61 day period to make a premium payment sufficient to prevent lapse. AUL will send written notice of the length of the grace period and the amount of premium due. The amount of premium due is the amount which is required to keep the policy in force during the grace period. This notice will be sent to your last known address. If the premium due is not paid within the grace period, all insurance stops and the policy terminates without value.

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      D.     REINSTATEMENT

              You may reinstate this policy by Proper Notice to us within 5 years of the date the policy terminated if:

                    1. the policy had not been surrendered for its Net Cash Value; and

                    2. satisfactory evidence of insurability is provided to AUL; an

                    3. payment is made of sufficient premium to cover past due monthly deductions during the grace period and to keep this policy in force for three months; and

                    4. interest on any loan amount which is reinstated is paid at the annual rate applicable to policy loans during the period of lapse, from the date insurance stopped.

              The effective date of the reinstatement is the next Monthiversary following approval of the reinstatement.

       E.     POLICY LOANS

              See "Purchase and Related Transactions," Section I.D. on page 3 of this Exhibit.




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